1221 Avenue of the Americas
New York, NY 10020-1089
212.768.6700
212.768.6800 fax
www.sonnenschein.com

Ira I. Roxland
(212) 768-6999
iir@sonnenschein.com

October 23, 2007

Peggy Fisher
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd.
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-144993

Ladies and Gentlemen:

We have received the Staff’s letter dated October 3, 2007 containing comments with respect to the above-referenced filing.  The remainder of this letter provides the text of your comments followed, in each case, by a response.  Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Federal Income Tax Consequences to Us and Medis, page 30; and Issuance of Subscription Rights, page 31

1.  We note from your revisions in response to prior comment 4 that the material federal income tax consequences to you, Medis and the recipients of the Subscription Rights are conditioned upon the Subscription Rights constituting "property" under Section 317(a) of the Code. Please disclose why counsel is unable to opine with certainty as to whether the Subscription Rights will constitute "property," describe the degree of uncertainty, disclose the material federal income tax consequences if the Subscription Rights are not deemed "property," and provide appropriate risk factor disclosure.

Response

Reference is made to the revisions on pages 30 and 31 of the prospectus.

Brussels            Charlotte            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis
San Francisco            Short Hills, N.J.            Silicon Valley          Washington, D.C.            West Palm Beach

Intellectual Property, page 58

2.  We note your response to prior comment 7. To the extent material to an understanding of your business and the effect on your business of the patent held, please disclose the substantive portions of that response in your prospectus.

Response

Reference is made to the additional disclosure on page 60 of the prospectus.

Financial Statements

3.  Please update your financial statements pursuant to Item 8.A of Form 20-F and also consider the need to provide more current financial information than otherwise provided for in Item 8 if such information is or has been published. Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

Response

The financial statements and additional financial information in the prospectus have been updated to include the unaudited carve-out financial statements of June 30, 2007.

Exhibit 10.4

4.  We note your response to prior comment 15. In an appropriate location in your prospectus, please disclose that it may not be necessary to seek shareholder approval before any increase in the number of shares that are reserved for issuance under the Plan

Response

Reference is made to the additional disclosure on page 66 of the prospectus.

*  *  *  *  *

We hope you will find this letter responsive to your comments.  If you have any questions regarding these responses, please contact Ira Roxland of Sonnenschein Nath & Rosenthal LLP at (212) 768-6999 or, in his absence, Joseph Schmitt of the same firm at (212) 768-6983.

Very truly yours,

Ira Roxland

cc:	Tim Buchmiller
Julie Sherman
Jay Webb